Exhibit 99.3

----------------- - 0 VITRU LIMITED Proxy for Annual General Meeting of Shareholders on October 23, 2023 Solicited on Behalf of the Board of Directors I/We______________________________________________________________________ Please Print Name(s) of ________________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint ___________________________________ of ____________________________________ or failing him/her ___________________________________ of ____________________________________ or failing him/her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Vitru Limited (the “Company”), to be held on October 23 , 2023 at 11 : 00 am (São Paulo Time) at the offices of the Company located at Rodovia José Carlos Daux, 5500 , Torre Jurerê A, 2 nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032 - 005 , Brazil, and virtually, and at any adjournments or post - ponements thereof, as follows : (Continued and to be signed on the reverse side) 1 . 1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VITRU LIMITED NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice of Meeting, proxy statement, proxy card and our annual report on Form 20 - F are available at https://investors.vitru.com.br/ Please sign, date and mail your proxy card in the envelope provided as soon as possible. x Please detach along perforated line and mail in the envelope provided. 00030300003000000100 3 102323 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE October 23, 2023 GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . 1 . Resolution : To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2022 be approved and ratified . 2. Resolution : To resolve, as an ordinary resolution, to re - elect as members of the Board of Directors of the Company : (i) Ms . Aline San Lee Sun (as an independent member of the board of directors) ; (ii) Mr . Carlos Eduardo Martins e Silva ; (iii) Ms . Claudia Jordão Ribeiro Pagnano (as an independ - ent member of the board of directors) ; (iv) Mr . Daniel Arthur Borghi ; (v) Mr . Edson Gustavo Georgette Peli ; (vi) Mr . Felipe Samuel Argalji ; (vii) Mr . Fernando Cezar Dantas Porfírio Borges ; (viii) Mr . Lywal Salles Filho ; (ix) Mr . Rivadávia Correa Drummond de Alvarenga Neto (as an independent member of the board of directors) ; (x) Mr . Weslley Kendrick Silva ; and (xi) Mr . Wilson de Matos Silva . 3. Resolution : To resolve, as a special resolution, that the Amended and FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES . WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS . If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM. Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina on October 23, 2023 at 11:00 am (São Paulo time). Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre - addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) on October 22, 2023. EMAIL - proxy@astfinancial.com FAX - 718 - 765 - 8730 FOR AGAINST ABSTAIN Restated Memorandum and Articles of Association of the Company cur - rently in effect (the “Articles”) be amended and restated pursuant to Article 41 . 2 of the Articles by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form presented at the AGM, such deletion, amendment and restatement to become effective only upon the closing of the transac - tion contemplated by the share purchase agreement with respect to com - mon shares of the Company dated August 25 , 2023 between Vinci Capital Partners II J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC, and Raffaello Investments LLC and Dboat I Fundo de Investimento em Participações Multiestratégia . To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY VOTING INSTRUCTIONS x Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 00030300003000000100 3 102323 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VITRU LIMITED October 23, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice of Meeting, proxy statement, proxy card and our annual report on Form 20 - F are available at https://investors.vitru.com.br/ INTERNET - Access “ www . voteproxy . com ” and follow the on - screen instructions or scan the QR code with your smartphone . Have your proxy card available when you access the web page . TELEPHONE - Call toll - free 1 - 800 - PROXIES ( 1 - 800 - 776 - 9437 ) in the United States or 1 - 718 - 921 - 8500 from foreign countries and follow the instructions . Have your proxy card available when you call . Vote online/phone until 11 : 59 PM EST on October 22 , 2023 . MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible . VIRTUALLY AT THE MEETING - The meeting will be hosted live via the Internet this year . To attend the meeting via the Internet please visit https : //web . lumiagm . com/ 224321184 (password : vitru 2023 ) and be sure to have available the control number . IN PERSON - You may vote your shares in person by attending the Annual General Meeting . GO GREEN - e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . 1 . Resolution : To resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2022 be approved and ratified . 2. Resolution : To resolve, as an ordinary resolution, to re - elect as members of the Board of Directors of the Company : (i) Ms . Aline San Lee Sun (as an independent member of the board of directors) ; (ii) Mr . Carlos Eduardo Martins e Silva ; (iii) Ms . Claudia Jordão Ribeiro Pagnano (as an independ - ent member of the board of directors) ; (iv) Mr . Daniel Arthur Borghi ; (v) Mr . Edson Gustavo Georgette Peli ; (vi) Mr . Felipe Samuel Argalji ; (vii) Mr . Fernando Cezar Dantas Porfírio Borges ; (viii) Mr . Lywal Salles Filho ; (ix) Mr . Rivadávia Correa Drummond de Alvarenga Neto (as an independent member of the board of directors) ; (x) Mr . Weslley Kendrick Silva ; and (xi) Mr . Wilson de Matos Silva . 3. Resolution : To resolve, as a special resolution, that the Amended and FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES . WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS . If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM. Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina on October 23, 2023 at 11:00 am (São Paulo time). Whether or not you plan to attend the AGM in person, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre - addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) on October 22, 2023. EMAIL - proxy@astfinancial.com FAX - 718 - 765 - 8730 FOR AGAINST ABSTAIN Restated Memorandum and Articles of Association of the Company cur - rently in effect (the “Articles”) be amended and restated pursuant to Article 41 . 2 of the Articles by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form presented at the AGM, such deletion, amendment and restatement to become effective only upon the closing of the transac - tion contemplated by the share purchase agreement with respect to com - mon shares of the Company dated August 25 , 2023 between Vinci Capital Partners II J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC, and Raffaello Investments LLC and Dboat I Fundo de Investimento em Participações Multiestratégia . To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.